Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2017 RESULTS; STRONG OPERATIONAL PERFORMANCE CONTINUES; FULL YEAR PRODUCTION GUIDANCE INCREASED; CANADIAN MALARTIC EXTENSION RECEIVES GOVERNMENT APPROVAL; EXPLORATION DRILLING YIELDS FAVOURABLE RESULTS AT AMARUQ

Toronto (April 27, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $76.0 million, or $0.33 per share, for the first quarter of 2017.  This result includes non-cash foreign currency translation gains on deferred tax liabilities of $7.9 million ($0.03 per share), non-recurring gains of $3.5 million ($0.02 per share), unrealized gains on financial instruments of $2.8 million ($0.01 per share), various mark-to-market and other adjustment losses of $1.4 million ($0.01 per share) and non-cash foreign currency translation losses of $0.9 million (nil per share).  Excluding these items would result in adjusted net income1 of $64.1 million or $0.28 per share for the first quarter of 2017.  In the first quarter of 2016, the Company reported net income of $27.8 million or $0.13 per share.

Not included in the first quarter of 2017 adjusted net income above is non-cash stock option expense of $7.6 million ($0.03 per share).

In the first quarter of 2017, cash provided by operating activities increased by greater than 50% to $222.6 million ($224.7 million before changes in non-cash components of working capital) compared with cash provided by operating activities of $145.7 million in the first quarter of 2016 ($167.5 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital during the current period was mainly due to a combination of higher gold sales volumes and realized prices (approximately 7% and 3%, respectively).

1  Adjusted net income is a Non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

“Operationally, 2017 has started strongly with solid performance on both the production and cost fronts.  Higher gold production at lower costs has resulted in stronger cash flow generation and has allowed us to increase our production guidance for the year”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “In the first quarter we also made very good progress at several of our growth projects with Meliadine progressing as expected, the Canadian Malartic extension receiving government approval and the Goldex Deep project ahead of schedule and under budget”, added Mr. Boyd.

First Quarter 2017 highlights include:

•                  Strong production and cost performance continue — Payable gold production2 in the first quarter of 2017 was 418,216 ounces of gold at production costs per ounce of $578, total cash costs3 per ounce of $539 and all-in sustaining costs per ounce 4 (“AISC”) of $741

•                  Full year production guidance increased — Production is now expected to exceed 1.57 million ounces compared to previous guidance of 1.55 million ounces.  The increase reflects the extension of the mine life at Lapa to the end of the second quarter of 2017

•                  Canadian Malartic Extension project receives Government of Quebec approval — Production activities at the project are currently forecast to begin in late 2019, subject to obtaining ancillary certificates of authorization and the progress of the road diversion

•                  Goldex Deep 1 production expected to come in ahead of schedule and under budget — At the end of the first quarter of 2017 construction was 75% complete, while mine infrastructure development was 100% complete.  Deep 1 is now expected to start ramping up production in the third quarter of 2017, approximately one quarter ahead of schedule. Production guidance at Goldex is unchanged at this time but will be reviewed next quarter

•                  Exploration drilling at Amaruq extends and infills Whale Tail Deposit to the west and infills V Zone —  Recent drilling indicates the potential to increase the depth of the western part of the Whale Tail pit, and expand the Whale Tail pit

2 Payable production of a mineral means the quantity of mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a Non-GAAP measure and unless otherwise specified is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a Non-GAAP measure and unless otherwise specified is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

farther to the west.  An infill drill program in the near-surface portion of the V Zone has confirmed high gold grades in multiple lenses

•                  Meliadine project on schedule and budget — Underground development is 5% above plan and engineering was 67% complete at the end of March 2017.  Construction activities are progressing well with the concrete batch plant being commissioned and pile installation restarted in March.  Full camp facilities are expected to be completed in May ahead of the barge season

•                  A quarterly dividend of $0.10 per share was declared

First Quarter Financial and Production Highlights — Higher Gold Production, Lower Production Costs

In the first quarter of 2017, strong operational performance continued at the Company’s mines, which led to payable gold production of 418,216 ounces compared to 411,336 ounces in the first quarter of 2016.  The higher level of production in the 2017 period was primarily due to higher grades at LaRonde and Meadowbank.  A detailed description of the production of each mine is set out below.

Production costs per ounce for the first quarter of 2017 were $578, which was lower than the $593 in the 2016 period.  Production costs per ounce were positively affected by higher gold production levels at LaRonde and Meadowbank.  Total cash costs per ounce for the first quarter of 2017 were 6% lower at $539 compared to $573 per ounce for the first quarter 2016.  Total cash costs per ounce in the first quarter of 2017 were positively affected by a combination of higher production of gold and by-product metals at LaRonde and higher production levels at Meadowbank compared to the first quarter of 2016. A detailed description of the cost performance of each mine is set out below.

AISC for the first quarter of 2017 were 7% lower at $741 per ounce compared to $797 in the first quarter of 2016.  The lower AISC is primarily due to lower total cash costs per ounce and lower sustaining capital expenditures compared to the first quarter of 2016.  AISC in 2017 remain forecast to be between $850 and $900 per ounce, but will be reviewed on an ongoing basis through 2017.

Cash Position Remains Strong

Cash and cash equivalents and short term investments increased to $804.3 million at March 31, 2017, from the December 31, 2016 balance of $548.4 million.  The increase in cash and cash equivalents was largely as a result of the issuance of common shares announced in the Company’s news release of March 27, 2017, but also due to strong cash generation at the mines.

The outstanding balance on the Company’s credit facility remained nil at March 31, 2017.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Capital Expenditures

Total capital expenditures (including sustaining capital) in 2017 remain forecast to be approximately $850 million.  The following table sets out capital expenditures (including sustaining capital) in the first quarter of 2017.

Capital Expenditures (In thousands of US dollars)	Three Months Ended March 31, 2017
Sustaining Capital
LaRonde mine	$13,805
Canadian Malartic mine	12,442
Goldex mine	3,179
Meadowbank mine	2,431
Kittila mine	9,681
Pinos Altos	8,239
Creston Mascota deposit Pinos Altos	582
La India mine	1,634

Development Capital
Canadian Malartic mine	$718
Goldex mine	12,555
Meadowbank mine	12,320
Meliadine project	48,565
Kittila mine	6,480
Pinos Altos	889
Other	3,150
Total Capital Expenditures	$136,670

Revised 2017 Guidance — Production Increased

Production for 2017 is now forecast to exceed 1.57 million ounces of gold as a result of the Lapa mine life extension to the end of the second quarter of 2017 (previously 1.555 million ounces). Total cash costs per ounce in 2017 remain forecast to be between $595 and $625 per ounce.  Production and total cash costs will be reviewed on an ongoing basis through 2017.

Dividend Record and Payment Dates for the Second Quarter of 2017

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.10 per common share, payable on June 15, 2017 to shareholders of record as of June 1, 2017.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2017

Record Date	Payment Date
September 1	September 15
December 1	December 15

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

First Quarter 2017 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, April 28, 2017 at 8:30 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50920688.  The conference call replay will expire on May 28, 2017.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Annual Meeting

The Company’s Annual Meeting of Shareholders (the “AGM”) will begin on Friday, April 28, 2017 at 11:00 am (E.D.T).  The AGM will be held at the Sheraton Centre Toronto Hotel (Grand Ballroom) - 123 Queen Street West, Toronto, ON.

During the AGM management will provide an overview of the Company’s activities.  For those unable to attend in person, the alternatives to participate are listed below.

Via Webcast:

A live audio webcast of the AGM will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the AGM.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50915952.  The conference call replay will expire on May 28, 2017.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Grades From Lower Mine Drive Strong First Quarter Performance

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.  The LaRonde mine produced its five millionth ounce in 2016.

LaRonde Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	559	577
Tonnes of ore milled per day	6,215	6,341
Gold grade (g/t)	4.61	4.24
Gold production (ounces)	78,912	75,337
Production costs per tonne (C$)	$106	$105
Minesite costs per tonne (C$)	$109	$103
Production costs per ounce of gold produced ($ per ounce):	$562	$609
Total cash costs per ounce of gold produced ($ per ounce):	$464	$529

Production costs per tonne in the first quarter of 2017 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne5 in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels and higher costs in the mill.  Total cash costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher gold production from the lower mine and higher by-product metal revenues.

At the LaRonde 3 project, studies are continuing to assess the potential to extend the mineral reserve base and carry out phased mining activities between a depth of 3.1 kilometres and 3.7 kilometres.

In 2016, the first mineral reserves were declared in the eastern portion of LaRonde 3 and additional inferred mineral resources were declared in the western portion of LaRonde 3.  Further drilling is being carried out to assess the vertical extent of the mineralization.

5  Minesite costs per tonne is a Non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

LaRonde Zone 5 — Permit Received for Surface Construction

In 2003, the Company acquired the LaRonde Zone 5 project from Barrick Gold Corporation.  The property lies adjacent to and west of the LaRonde mining complex and previous operators exploited the deposit by open pit.  In February 2017 LaRonde Zone 5 was approved by Agnico Eagle’s Board of Directors for development (subject to permitting approval).  Permits are expected to be received by mid-2018 with underground mining expected to commence shortly thereafter.

In the first quarter of 2017, the certificate of authorization for surface construction was received and mobilization is currently underway.  For additional details on the project see the Company’s news release dated February 15, 2017.

Canadian Malartic Mine — Canadian Malartic Extension Project Receives Government of Quebec Approval

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	2,433	2,380
Tonnes of ore milled per day	27,029	26,157
Gold grade (g/t)	1.03	1.07
Gold production (ounces)	71,382	73,613
Production costs per tonne (C$)	$18	$21
Minesite costs per tonne (C$)	$22	$24
Production costs per ounce of gold produced ($ per ounce):	$455	$554
Total cash costs per ounce of gold produced ($ per ounce):	$556	$557

Production costs per tonne in the first quarter of 2017 decreased when compared to the prior-year period due to a higher amount of stripping costs being capitalized and timing of unsold inventory.  The average stripping ratio in the first quarter of 2017 was 1.95 to 1.0.  Production costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the first quarter of 2017 were lower when compared to the prior-year period due to a higher amount of stripping costs being capitalized.  Total cash costs per ounce in the first quarter of 2017 were essentially the same when compared to the prior-year period.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction.  No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject.  For additional information see the Company’s Annual Information Form for the year ended December 31, 2016.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the diversion of Highway 117 in Malartic (the “Project”).  The preparatory work for the Project will begin after obtaining the certificates of authorization to be issued by the Ministry of Sustainable Development, Environment and Climate Change.

Diversion plans will include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic. The road construction is expected to occur over a two-year period.  The Company’s most recent production guidance assumes a modest contribution from the Project in late 2019.

The approval of the Project provides greater operating flexibility and allows for mill throughput of 55,000 tonnes per day (“tpd”). The decree sets the maximum extraction rate at 241,000 tpd (ore and waste) as long as noise and dust thresholds are not exceeded.

Drilling at Odyssey Focused on Internal Zones and Infilling the South Zone

At the Canadian Malartic mine, exploration programs are ongoing to evaluate several targets that are underground or close to current pit limits. In addition, the Partnership continues to explore the Odyssey project, which is located approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. Both of these opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.

During the first quarter of 2017, 34 holes (totaling 22,676 metres) were drilled at Odyssey with a primary focus on further defining the internal mineralized zones between the Odyssey North and South Zones and expanding the mineral resources in Odyssey South.

Drilling carried out to date suggests that these internal zones could increase the mineral resources and enhance the economics of the project by adding higher grade mineral resources that would require minimal additional infrastructure to access.

Lapa — Mine Life Extended into Second Quarter 2017

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operatinq Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	130	161
Tonnes of ore milled per day	1,439	1,769
Gold grade (g/t)	4.25	5.00
Gold production (ounces)	15,360	21,709
Production costs per tonne (C$)	$133	$109
Minesite costs per tonne (C$)	$134	$121
Production costs per ounce of gold produced ($ per ounce):	$839	$589
Total cash costs per ounce of gold produced ($ per ounce):	$854	$668

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due lower throughput levels and the timing of unsold inventory.  Production costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels and timing of unsold inventory.  Total cash costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production.

During the quarter, additional target zones at depth were approved for mining from the Zone Deep East and Zone 7 Deep areas. Under the current mine plan, Lapa is expected to operate until the end of the second quarter of 2017. Total gold production for 2017 is now forecast to be 30,000 ounces, up from the previous forecast of 15,000 ounces.

Goldex — Production from Goldex Deep 1 Now Expected to Begin in the Third Quarter of 2017

The 100% owned Goldex mine in northwestern Quebec began production from the M and E satellite zones in September 2013.

Goldex Mine - Operatinq Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	642	636
Tonnes of ore milled per day	7,135	6,991
Gold grade (g/t)	1.68	1.71
Gold production (ounces)	32,671	32,340
Production costs per tonne (C$)	$35	$34
Minesite costs per tonne (C$)	$37	$34
Production costs per ounce of gold produced ($ per ounce):	$516	$486
Total cash costs per ounce of gold produced ($ per ounce):	$532	$506

During the first quarter of 2017, approximately 58,000 tonnes of development ore from the Deep 1 project was milled and yielded 2,395 ounces of pre-commercial gold production.  The revenue from the pre-commercial gold production was deducted from the capital expenditures of the project.  The Company expects approximately 7,000 ounces of pre-commercial gold production from the Deep 1 project in 2017(the table above includes pre-commercial production).

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting development ore tonnage) and lower productivity from smaller stopes.  Production costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production (after deducting development ore ounces).

Minesite costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting development ore tonnage) and lower productivity from smaller stopes. Total cash costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production (after deducting development ore ounces).

Construction of the Deep 1 project is now 75% complete with remaining activities focused on the rock hammer room and the dump loop for the Rail-Veyor ore transport system.  Mine infrastructure development is 100% complete and production from the Deep 1 Zone is expected to start ramping up in the third quarter of 2017, which is approximately one quarter ahead of schedule.  The Deep 1 project initial capital costs are expected to be below the July 2015 budget of $135 to $140 million, largely due to the positive foreign exchange rate movements.   Production guidance at Goldex is unchanged at this time.

An internal technical study is underway to evaluate the potential to mine a portion of the Deep 2 Zone, which starts below the Deep 1 Zone at 1200 metres below surface.

Drilling is underway on the South Zone, which is accessible from the Deep 1 Zone infrastructure.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.

At the adjoining Joubi property, exploration activities by previous operators focused on the evaluation of quartz vein mineralization within a quartz diorite body. A six-hole drill program is planned to evaluate the potential for bulk mining within the Joubi intrusive body.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.   Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs. The public hearing process has been completed at Akasaba and permitting activities are expected to continue through 2017. The Company expects to begin sourcing open pit ore from Akasaba West in 2019 after the necessary permits are received.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s largest producing mine (Meadowbank) and two significant development assets (the Meliadine project and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Near-term Options to Extend Production Remain Under Review

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its two millionth ounce of gold in 2015.

Meadowbank Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	926	946
Tonnes of ore milled per day	10,287	10,390
Gold grade (g/t)	3.11	2.58
Gold production (ounces)	85,370	72,311
Production costs per tonne (C$)	$77	$73
Minesite costs per tonne (C$)	$74	$77
Production costs per ounce of gold produced ($ per ounce):	$632	$722
Total cash costs per ounce of gold produced ($ per ounce):	$590	$788

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the first quarter of 2017 decreased when compared to the prior-year period due lower total tonnage mined.  Total cash costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher production and the reason described above.

Studies are ongoing to reduce the potential production gap between the end of the mine life at Meadowbank and the start of operations at Amaruq in 2019.

Amaruq Satellite Deposit — Exploration Drilling Extends and Infills Whale Tail Deposit to the West and Infills V Zone

Agnico Eagle has a 100% interest in the Amaruq satellite deposit which is located approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 116,717-hectare property near the 77,411-hectare Meadowbank property.  A significant gold discovery was made on the Amaruq property in 2013, and activities since that time have focused on the development of satellite mineralization to feed the existing 11,000 tpd Meadowbank mill.

At December 31, 2016, the Amaruq deposit contained an open pit indicated mineral resource of 2.1 million ounces gold (16.9 million tonnes grading 3.88 grams per tonne (“g/t”) gold); an open pit inferred mineral resource of 763,000 ounces gold (4.9 million tonnes grading 4.81 g/t gold); and an underground inferred mineral resource of 1.4 million ounces gold (6.8 million tonnes grading 6.22 g/t gold).

In 2016, the Company completed an internal technical study on Amaruq. Based on this study, the Company has approved the project for development pending the receipt of the required permits.

Agnico Eagle is working closely with the Nunavut Impact Review Board (“NIRB”) and the Nunavut Water Board (“NWB”) on the Amaruq Phase I (Whale Tail pit) joint permitting process. NIRB/NWB has coordinated the technical review of Amaruq Phase I, which is underway; technical meetings and a prehearing conference will be held in Baker Lake, Nunavut, from April 28, 2017 to May 2, 2017.  The final public hearing is expected to take place in September 2017.  The Whale Tail pit permitting is on schedule and permits are expected to be received by the third quarter of 2018.

In the internal technical study, a conventional open pit mining operation is contemplated to begin on the Whale Tail satellite deposit (Phase I) in the third quarter of 2019 followed by the V Zone pit (Phase II) in 2020.  The Whale Tail and V Zone planned pits extend to depths of approximately 250 metres and 150 metres, respectively, and both pits are open for expansion.

The plan set out in the study contemplates the production of approximately 2.0 million ounces of gold between 2019 and 2024, with pre-mining activities starting in 2018 at the Whale Tail deposit. This represents less than 50 percent of the currently known mineral resource base. Initial capital costs are estimated to be approximately $330 million.  For additional details on the project see the Company’s news release dated February 15, 2017.

Approximately $78 million will be spent on capital costs at Amaruq in 2017, primarily on completion of the all-weather exploration road, additional technical studies and the procurement of materials and equipment for the 2018 construction season.  By the end of the first quarter of 2017, 39 kilometres of the exploration road from Meadowbank to Amaruq had been completed; the 64-kilometre road is expected to be completed as an exploration road by the fourth quarter of 2017.  Development of the Amaruq exploration ramp has been permitted and planning is underway, construction of the ramp will begin when the road is completed, allowing for the planned bulk sample collection.

With the development of the Amaruq satellite deposit, the Meadowbank life of mine is expected to extend through 2024.  This will allow the exploration team to evaluate the full potential of the Amaruq property.

First Quarter 2017 Amaruq Work Program — Primary Focus on Infill and Step-Out Drilling

The first phase of a planned $22-million, 75,000-metre drill program commenced in early February 2017.  In the first quarter of 2017, 119 holes (17,900 metres) were drilled.  The first quarter 2017 drill program was focused primarily on the conversion of inferred mineral resources at the IVR zone and Whale Tail deposit and a possible expansion of the Whale Tail open-pit limit towards the west.

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone (V), Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ17-1075	V-WT	35.4	38.4	30	2.9	47.8	14.7
and	V-WT	71.0	77.4	61	6.4	5.4	5.4
AMQ17-1095	V-WT	13.5	17.5	12	3.8	9.0	9.0
AMQ17-1099	V	179.1	190.0	153	10.2	4.8	4.8
AMQ17-1108	V	37.5	48.0	34	9.5	6.7	6.7
AMQ17-1109	WT	175.5	180.0	139	4.2	10.9	10.9
AMQ17-1111	V	46.3	49.9	43	3.1	12.6	12.6
AMQ17-1129	V	93.0	106.0	87	11.8	4.3	4.3
AMQ17-1143	V	86.0	93.9	75	7.4	17.1	10.7
AMQ17-1160	WT	256.9	271.0	218	13.6	6.1	6.1
including		266.0	271.0	222	4.8	10.3	10.3
AMQ17-1161	V	21.8	25.9	20	3.7	26.9	14.7
and	V	36.1	39.1	31	2.8	74.1	12.7
and	V	48.9	57.0	43	7.3	2.6	2.6

* Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the V Zone) use a capping factor of 60 g/t gold.

[Amaruq local geology map]

[Amaruq Composite Longitudinal Section]

Recent exploration drilling in the Whale Tail deposit has probed the area around the western, shallower part of the planned Whale Tail pit.  The highlight of the exploration work at Amaruq in the first quarter of 2017 is hole AMQ17-1109 intersecting 10.9 g/t gold over 4.2 metres at 139 metres depth, just below the shallower part of the pit, suggesting a potential to increase the depth of the western part of the Whale Tail pit.  To date, the Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 732 metres depth; it remains open at depth and along strike.

The V Zone represents a second source of open pit ore at the Amaruq project.  An infill drill program in the near-surface portion of the V Zone has confirmed high gold grades over multiple lenses that generally strike northeast and dip shallowly to the southeast. The V Zone has been traced to 542 metres below surface and remains open at depth.

At the northwest margin of the planned V Zone pit, which is considered to be the base of the V Zone lenses, there was a significant intersection confirming grades in the area: hole AMQ17-1108 intersected 6.7 g/t gold over 9.5 metres at 34 metres depth. Approximately 300 metres to the southeast, at the southern margin of the planned V Zone pit, hole AMQ17-1099 intersected 4.8 g/t gold over 10.2 metres at 153 metres depth, which is below the planned pit bottom at this location. This confirms and extends the V Zone underground mineral resources. Approximately 100 metres south of hole 1099, in an area between the V Zone and Whale Tail deposit, hole AMQ17-1075 intersected 14.7 g/t gold over 2.9 metres at 30 metres depth, and 5.4 g/t gold over 6.4 metres at 61 metres depth, while hole AMQ17-1095 intersected 9.0 g/t gold over 3.8 metres at 12 metres depth in this area.  These three intercepts suggest a potential amalgamation of the two pits, which will need to be investigated further.

Some of the highest gold grades encountered recently in the V Zone were from conversion drilling in the southeast portion of the planned pit, which is considered to be the upper parts of the V Zone lenses. Hole AMQ17-1161 had three shallow intercepts: 14.7 g/t gold over 3.7 metres at 20 metres depth, 12.7 g/t gold over 2.8 metres at 31 metres depth, and 2.6 g/t gold over 7.3 metres at 43 metres depth.  Approximately 70 metres to the south, close to the margin of the planned pit, hole AMQ17-1143 intersected 10.7 g/t gold over 7.4 metres at 75 metres depth.

Drilling to test regional exploration targets is expected to begin in the second quarter of 2017.

Meliadine Project — Construction Activities Progressing on Schedule and on Budget

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of mineral resources. The Company owns 100% of the 111,757 hectare property.

In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project. The mine is expected to begin operation in the third quarter of 2019, and the current mine plan will be focused on the Tiriganiaq and nearby Wesmeg-Normeg mineralized zones that will be accessed from the Tiriganiaq underground infrastructure.

Over an estimated 14-year mine life, approximately 5.3 million ounces of gold are expected to be produced at Meliadine.  This represents approximately half of the currently known mineral reserve and mineral resource base.

At December 31, 2016, the Meliadine property was estimated to hold proven and probable mineral reserves of 3.4 million ounces (14.5 million tonnes grading 7.32 g/t gold), indicated mineral resources of 3.3 million ounces (20.8 million tonnes grading 4.95 g/t gold) and inferred mineral resources of 3.6 million ounces (14.7 million tonnes grading 7.51 g/t gold). In addition, there are numerous other known gold occurrences along the 80-kilometre-long greenstone belt that require further evaluation.

For additional details on the project see the Company’s news release dated February 15, 2017.

In the first quarter of 2017, approximately 1,200 metres of underground development was completed, which was 5% above plan.  Construction activities are progressing well with the commissioning of the concrete batch plant underway and the resumption of pile installation at the end of March.  Full camp facilities are expected to be completed in May ahead of critical barge season.  At the end of the first quarter, approximately 67% of the engineering work was completed.  The Company expects to complete approximately 80% of the engineering work by the end of August 2017.

2017 Meliadine Work Program and Additional Opportunities to Create Value

The estimated capital budget for 2017 is unchanged at $360 million.  Key elements of this program include:

•                  5,600 metres of underground development (including the start of a second ramp system from underground)

•                  Approximately 12,500 metres of conversion drilling and 14,000 metres of underground delineation drilling (drilling is expected to begin in the second quarter of 2017)

•                  Completion of the camp complex in May 2017

•                  All piling installation is expected to be completed by the end of the second quarter of 2017, with subsequent concrete work expected to be carried out in the second and third quarter of 2017

•                  Steel and building erection is expected to begin in August 2017

•                  Closing in of the process plant, power plant, and multi service building by the end of 2017

•                  Installation of underground mine ventilation and heating by the fourth quarter of 2017

•                  Completion of the fuel farm in Rankin Inlet and onsite in the fourth quarter of 2017

•                  Construction of second ramp portal between the second and fourth quarters 2017

The Company believes that there are numerous opportunities to create additional value both at the mine and on the large land package.  Opportunities currently being reviewed include:

•                  Optimization of the current mine plan (advance Phase 2 pit development)

•                  Potential to optimize labour costs once the mine is in operation (reduction of headcount at site via improved telecommunications)

•                  Minesite exploration upside through mineral resource conversion and expansion of known ore zones (most zones are open below a depth of 450 metres)

•                  Potential for the discovery of new deposits along the 80 kilometre-long greenstone belt.  Regional exploration programs are expected to recommence in 2017

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral resources, and studies are underway to evaluate the potential to cost-effectively increase production.

Kittila — Improved Continuity and Understanding of Sisar Top Zone

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.  The Kittila mine produced its one millionth ounce in 2016.

Kittila Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore milled (thousands of tonnes)	423	432
Tonnes of ore milled per day	4,697	4,749
Gold grade (g/t)	4.29	4.12
Gold production (ounces)	51,621	48,127
Production costs per tonne (EUR)	€78	€75
Minesite costs per tonne (EUR)	€75	€72
Production costs per ounce of gold produced ($ per ounce):	$696	$749
Total cash costs per ounce of gold produced ($ per ounce):	$668	$726

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels as a result of accelerating a portion of a planned shutdown from the second quarter to the first quarter and higher re-handling and contractor costs.  Production costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to lower throughput levels as a result of accelerating a portion of a planned shutdown from the second quarter to the first quarter and higher re-handling and contractor costs.  Total cash costs per ounce in the first quarter of 2017 decreased when compared to the prior-year period due to higher production.

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization.  Sisar has been located between approximately 800 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south.  The initial mineral reserves in the Sisar Zone were estimated as of December 31, 2016, and were the result of conversion drilling in 2016. Sisar and to a smaller extent Rimpi added 338,000 ounces of gold in mineral reserves at Kittila at year-end 2016, before deducting the gold in ore mined.

Drilling from the exploration ramp is ongoing to infill and extend the Sisar Zone mineralization.  In addition, underground ramp construction that began a year ago is extending farther into the upper portion of the Sisar Zone, which is located approximately 150 to 200 metres from existing underground infrastructure.  The ramp extension will allow for more deep drilling platforms to investigate the Sisar Zone.

In the first quarter of 2017, 16 holes (5,201 metres) were drilled in the Sisar Top and Central Zones.  Assays are pending for many of the holes.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE16-501	Sisar Top	218.0	223.0	815	4.6	5.1
RIE16-623	Sisar Top	233.0	239.8	1,003	4.7	6.9
and	Sisar Top	251.0	261.0	1,012	7.1	7.1
RIE16-624	Sisar Top	214.0	228.5	980	10.5	6.0
and	Sisar Top	244.4	249.5	991	3.7	6.9
ROD14-005F	Sisar Central	687.3	702.0	1,329	5.4	3.7

[Kittila - Composite Longitudinal Section]

For the purposes of description, the zone has been divided into two depths, referred to as “Sisar Top” (approximately 800 to 1,000 metres below surface) and “Sisar Central” (approximately 1,000 to 1,400 metres below surface).  Some of the Sisar mineralized lenses extend between the Sisar Top and Sisar Central.

Recent intercepts from the Sisar Zone at approximately 1,000 metres below surface fill in a gap in the Sisar mineral reserves, and show that the Sisar Zone in this area comprises up to five subparallel lenses in close proximity, approximately 200 metres east of the main Kittila ore zone. There is a dominant Sisar lens, with additional lenses to its east and west sides.  The best recent result in this area at the base of the Sisar Top Zone  was hole RIE16-623 that intersected 6.9 g/t gold over 4.7 metres at 1,003 metres depth, and 7.1 g/t gold over 7.1 metres at 1,012 metres depth.  Approximately 50 metres to the south, hole RIE16-624 intersected 6.0 g/t gold over 10.5 metres at 980 metres depth and 6.9 g/t gold over 3.7 metres at 991 metres depth.  These four intercepts are from three different lenses that are approximately 10 metres apart at the 1,000-metre depth.  Together, they fill in a gap in the Sisar mineral reserves in this area.  Approximately 120 metres to the south of hole RIE16-624, conversion hole RIE16-501 intersected 5.1 g/t gold over 4.6 metres at 815 metres depth confirming and extending the Sisar mineral reserves in the area.

Infill drilling has yielded another intercept in Sisar Central.  Hole ROD14-005F intersected 3.7 g/t gold over 5.4 metres at 1,329 metres depth, confirming the continuity of the Sisar Zone in this area.  The Sisar Central Zone is approximately 150 metres east of the Main Zone at this depth.

In 2017, approximately $7.9 million will be spent on further deep drilling at Kittla (which includes the Sisar Zone). The goal of this program is to expand the mineral resources in the northern part of the property and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

Studies are ongoing to evaluate the economics of increasing throughput rates at Kittila to 2.0 million tonnes per annum. The Company expects that this increased mining rate scenario could be supported by the development of the Rimpi and Sisar Zones.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Northern Mexico, with two operations (Pinos Altos and Creston Mascota) in Chihuahua State and the La India mine in Sonora State.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.

Pinos Altos — Record Mill Performance in March

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore processed (thousands of tonnes)	553	502
Tonnes of ore processed per day	6,149	5,516
Gold grade (g/t)	2.71	3.07
Gold production (ounces)	45,360	48,117
Production costs per tonne	$43	$48
Minesite costs per tonne	$48	$50
Production costs per ounce of gold produced ($ per ounce):	$523	$496
Total cash costs per ounce of gold produced ($ per ounce):	$358	$343

Production costs per tonne in the first quarter of 2017 decreased when compared to the prior-year period due to higher throughput and variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, routine fluctuations in the waste to ore stripping ratio in the open pit mine and favourable foreign exchange rates.  Production costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower gold production, a lower amount of stripping costs being capitalized and timing of unsold inventory.

Minesite costs per tonne in the first quarter of 2017 decreased when compared to the prior-year period due to higher throughput and variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore and routine fluctuations in the waste to ore stripping ratio in the open pit mine and favourable foreign exchange rates.

Total cash costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower gold production, a lower amount of stripping costs being capitalized and timing of unsold inventory.

During the first quarter of 2017 the first cell of the Phase III heap leach pad was completed and ore stacking commenced at the end of March 2017.  Work on the second cell is expected to be completed during the second quarter of 2017.

Construction of a silver flotation circuit is progressing on schedule for start-up in the third quarter of 2017.  The circuit will be used to recover additional silver before the tailings are sent for impoundment.

Creston Mascota — Drilling Extends High Grade Zone at Bravo

The 100% owned Creston Mascota open pit heap leach, located less than 7 kilometres from Pinos Altos, has been operating since late 2010.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore processed (thousands of tonnes)	524	516
Tonnes of ore processed per day	5,817	5,672
Gold grade (g/t)	1.16	1.18
Gold production (ounces)	11,244	11,551
Production costs per tonne	$13	$11
Minesite costs per tonne	$13	$12
Production costs per ounce of gold produced ($ per ounce):	$621	$500
Total cash costs per ounce of gold produced ($ per ounce):	$525	$460

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to higher costs associated with longer haulage distances for ore and waste (ore is now being trucked to the Phase IV leach pad), a lower amount of stripping costs being capitalized and timing of unsold inventory.  Waste haulage costs are expected to decline as permits have now been received to store material in an unused portion of the pit. Production costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to higher costs associated with the longer haulage distances for ore and waste and a lower amount of stripping costs being capitalized.  Total cash costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to reasons described above.

Exploration drilling in the first quarter of 2017 was mainly at the Bravo Zone, immediately adjacent to the Creston Mascota pit, including 3,383 metres of conversion and step-out exploration drilling in 30 holes. Bravo is a shallowly north west-dipping, almost stratiform zone of quartz breccia, vein and stockwork with significant gold and silver grades over thicknesses up to 20 metres.

The collars of these four holes were within 50 metres of each other, approximately 600 metres from the margin of the currently-planned Creston Mascota pit.

Selected recent drill results from the Bravo Zone are set out in the table below, and the collar coordinates are in a separate table in the appendix of this news release.  Hole locations are also shown on the Creston Mascota area local geology map.  All intercepts reported for the Bravo Zone show uncapped and capped grades over estimated true widths.

Recent exploration drill results from Bravo Zone at Creston Mascota

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
BRV17-135	72.4	84.9	86	12.5	3.9	2.1	49	40
BRV17-140	63.2	82.5	88	19.2	3.1	2.4	101	61
including	79.1	82.5	95	3.4	7.6	7.6	231	217
BRV17-146	87.0	93.9	105	6.6	5.1	4.3	94	94
BRV17-149	85.6	90.2	96	4.6	9.8	7.0	366	152

Cut-off value 0.30 g/t gold, maximum 3.0-m internal dilution

Holes at the Bravo Zone use a capping factor of 10 g/t gold and 250 g/t silver

Highlights from recent drilling at the Bravo Zone include hole BRV17-149 that yielded 9.8 g/t gold and 366 g/t silver over 4.6 metres at 85.5 metres core length.  Another high-grade intercept was in hole BRV17-140 that intersected 3.1 g/t gold and 101 g/t silver over 19.2 metres at 63.2 metres core length, including 7.6 g/t gold and 231 g/t silver over 3.4 metres.  Holes BRV17-135 and BRV17-146 also had high-grade intersections.

The results of the current drill program have the potential to increase the gold and silver grades of the Bravo Zone mineral resources at Creston Mascota and extend its high-grade structure to the west and northwest.

The Company believes that the Bravo Zone could potentially extend the life of the Creston Mascota heap leach facility.  In addition, the Company believes that the Madrono and Cubiro Zones may have higher grade areas that could potentially provide additional feed to the Pinos Altos mill.  A total of 36,000 metres of exploration drilling is planned at the Pinos Altos — Creston Mascota complex in 2017.

[Creston Mascota — Local Geology Map]

La India — Exploration Focused on Extending Near-Pit Mineralization and Delineation of Additional Mineral Reserves and Resources

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Tonnes of ore processed (thousands of tonnes)	1,402	1,396
Tonnes of ore processed per day	15,575	15,344
Gold grade (g/t)	0.74	0.84
Gold production (ounces)	26,296	28,231
Production costs per tonne	$9	$8
Minesite costs per tonne	$10	$8
Production costs per ounce of gold produced ($ per ounce):	$499	$387
Total cash costs per ounce of gold produced ($ per ounce):	$438	$360

Production costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to higher costs associated with slightly more waste stripping, longer haulage distances for both ore and waste from the Main Zone pit and timing of unsold inventory.  Waste rock haulage costs are expected to decline with the recent permitting approval of a new waste rock disposal area closer to the Main Zone pit. Production costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the first quarter of 2017 increased when compared to the prior-year period due to higher costs associated with slightly more waste stripping, longer haulage distances for both ore and waste from the Main Zone pit and timing of unsold inventory.  Total cash costs per ounce in the first quarter of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

During the quarter, infill drilling was carried out on the Main Zone to evaluate the potential to extend mineral reserves and mineral resources below the current pit design.  Additional holes are planned for the second half of 2017.

Drilling was also carried at the nearby El Realito project during the quarter, with encouraging results.  Additional exploration work is planned at El Realito and drilling commenced on the Cerro de Oro, and El Cochi areas late in the first quarter of 2017.  All three areas are being drilled to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the existing mining areas.

Given the increases in mineral reserves and mineral resources in 2016 and ongoing exploration that appears to show the potential for further increases, the Company is evaluating location options to construct additional pad capacity.  Basic engineering work is underway to fully evaluate these areas.

El Barqueno — 2017 Exploration Focused on Infill Drilling and Testing New Targets

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014.  The 63,997-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

The El Barqueno project contains a number of known mineralized zones and several prospects.  The project contains 301,100 ounces of gold in indicated mineral resources (8.4 million tonnes grading 1.11 g/t gold) and 362,000 ounces of gold in inferred mineral resources (7.2 million tonnes grading 1.56 g/t gold).

Approximately 45,000 metres of additional drilling is expected to be completed by the end of 2017 at El Barqueno, principally at the Olmeca, Azteca-Zapoteca and Peña de Oro sectors in the central El Barqueno property, and the El Rayo prospects and the Tecolote-Tortuga areas in the south area of the El Barqueno project.  Exploration expenditures in 2017 are expected to total approximately $16.8 million.

At the end of the first quarter of 2017, approximately 5,619 metres of drilling had been completed with a focus on the Olmeca and Azteca-Zapoteca zones.  Negotiations continue to finalize long-term land agreements for key areas for future exploration around the project.

While it is too early to estimate the full extent of the mineral resources and the number of deposits with economic potential at El Barqueno, the Company has the experience of developing cost-efficient mining operations in Mexico and increasing their size through successful exploration as well as metallurgical innovation.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine.  Conceptual mine design studies and additional metallurgical testing are ongoing at El Barqueno.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 27, 2017.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and LaRonde Zone 5, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2016 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Carol Plummer, Eng., Vice-President, Project Development, Southern Business; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.

The assumptions used for the December 2016 mineral reserves estimate at all longer life mines and advanced projects reported by the Company (other than the Meliadine project, the Canadian Malartic mine and the Upper Beaver project) were $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc, $2.15 per pound copper and foreign exchange rates of C$1.20 per $1.00, 16.00 Mexican pesos per $1.00 and $1.15 per €1.00 for all mines and projects other than the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico; due to the shorter remaining mine life for the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico, the foreign exchange rates used were C$1.30 per $1.00 and 16.00 Mexican pesos per $1.00 (other assumptions unchanged).  At the Meliadine project, the same assumptions at December 2015 were used to estimate the December 2016 mineral reserves, which were $1,100 per ounce gold and an foreign exchange rate of C$1.16 per $1.00.

The Partnership, owned by Agnico Eagle (50%) and Yamana Gold Inc. (“Yamana”) (50%), which owns and operates the Canadian Malartic mine, and Canadian Malartic Corporation (“CMC”), owned by Agnico Eagle (50%) and Yamana (50%), which owns and manages the Upper Beaver project in Kirkland Lake, have estimated the December 2016 mineral reserves of the Canadian Malartic mine and the Upper Beaver project using the following assumptions: $1,200 per ounce gold; a cut-off grade at the Canadian Malartic mine between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return (NSR) for the Upper Beaver project; and an foreign exchange rate of C$1.25 per $1.00.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical

Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix: Selected drill collar coordinates

Sisar Zone exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
RIE16-501	7538699	2558639	585	104	-2	308
RIE16-623	7538805	2558701	655	088	-35	330
RIE16-624	7538805	2558701	655	103	-31	311
ROD14-005F	7538298	2558630	529	089	-60	879

* Finnish Coordinate System KKJ Zone 2

Bravo Zone drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BRV17-135	3135129	760144	1,599	090	-45	123
BRV17-140	3135176	760147	1,605	090	-46	132
BRV17-146	3135221	760142	1,620	090	-55	126
BRV17-149	3135173	760106	1,588	089	-45	120

*Coordinate System UTM Nad 27 Zone

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPEATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended March 31.
	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$70,702	$48,055
Lapa mine	6,205	10,806
Goldex mine	20,854	22,184
Meadowbank mine	57,473	33,329
Canadian Malartic mine(ii)	51,586	41,740
Kittila mine	29,841	24,086
Southern Business
Pinos Althos mine	42,033	35,820
Creston Mascota deposit at Pinos Altos	8,057	8,989
La India mine	20,369	21,549
Total operating margin(i)	307,120	246,558
Amortization of property, plant and mine development	132,509	145,631
Exploration, corporate and other	71,964	73,730
Income before income and mining taxes	102,647	27,197
Income and mining taxes expense (recovery)	26,697	(591)
Net income for the period	$75,950	$27,788
Net income per share - basic (US$)	$0,33	$0.13
Net income per share - diluted (US$)	$0,33	$0.13
Cash flows:
Cash provided by operating activities	$222,611	$145,704
Cash used in investing activities	$(153,687)	$(107,595)
Cash provided by (used in) financing activities	$181,571	$(1,588)
Realized prices (USS):
Gold (per ounce)	$1,223	$1,192
Silver (per ounce)	$17,62	$15.09
Zinc (per tonne)	$2,782	$1,540
Copper (per tonne)	$6,277	$4,297
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	78,912	75,337
Lapa mine	15,360	21,709
Goldex mine	32,671	32,340
Meadowbank mine	85,370	72,311
Canadian Malartic mine (ii)	71,382	73,613
Kittila mine	51,621	48,127
Southern Business
Pinos Altos mine	45,360	48,117
Creston Mascota deposit at Pinos Altos	11,244	11,551
La India mine	26,296	28,231
Total gold (ounces)	418,216	411,336
Silver (thousands of ounces):
Northern Business
LaRonde mine	272	247
Lapa mine	1	3
Meadowbank mine	71	43
Canadian Malartic mine(ii)	84	77
Kittila mine	3	3
Southern Business
Pinos Altos mine	583	587
Creston Mascota deposit at Pinos Altos	56	48
La India mine	128	117
Total silver (thousands of ounces)	1,195	1,125
Zinc (tonnes)	1,005	614
Copper (tonnes)	1,272	1,154
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	85,456	75,257
Lapa mine	15,407	19,836
Goldex mine	33,212	31,955
Meadowbank mine	90,555	71,589
Canadian Malartic mine(ii)(iv)	63,860	65,085
Kittila mine	53,900	50,725
Southern Business
Pinos Altos mine	45,133	43,224
Creston Mascota deposit at Pinos Altos	11,626	11,845
La India mine	25,680	26,165
Total gold (ounces)	424,829	395,681
Silver (thousands of ounces):
Northern Business
LaRonde mine	288	232
Lapa mine	—	1
Meadowbank mine	63	43
Canadian Malartic mine(ii)(iv)	79	73
Kittila mine	2	3
Southern Business
Pinos Altos mine	606	530
Creston Mascota deposit at Pinos Altos	50	48
La India mine	129	86
Total silver (thousands of ounces):	1,217	1,016
Zinc (tonnes)	2,136	605
Copper (tonnes)	1,229	1,156

Total cash costs per ounce of gold produced— co-product basis (USS)(v):
Northern Business
LaRonde mine	$662	$670
Lapa mine	855	668
Goldex mine(vi)	532	506
Meadowbank mine	603	797
Canadian Malartic mine(ii)	575	572
Kittila mine	669	727
Southern Business
Pinos Altos mine	594	530
Creston Mascota deposit at Pinos Altos	618	527
La India mine	525	424
Weighted average total cash costs per ounce of gold produced	$616	$631

Total cash costs per ounce of gold produced— by-product basis (USS)(v):
Northern Business
LaRonde mine	$464	$529
Lapa mine	854	668
Goldex mine(vi)	532	506
Meadowbank mine	590	788
Canadian Malartic mine(ii)	556	557
Kittila mine	668	726
Southern Business
Pinos Altos mine	358	343
Creston Mascota deposit at Pinos Altos	525	460
La India mine	438	360
Weighted average total cash costs per ounce of gold produced	$539	$573

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of a plan of arrangement under the Canada Business Corporation Act (the “Osisko Arrangement”). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Goldex mine’s per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at March 31, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$793,187	$539,974
Short-term investments	11,145	8,424
Restricted cash	379	398
Trade receivables	9,613	8,185
Inventories	420,066	443,714
Income taxes recoverable	447	—
Available-for-sale securities	126,000	92,310
Fair value of derivative financial instruments	2,650	364
Other current assets	130,087	136,810
Total current assets	1,493,574	1,230,179
Non-current assets:
Restricted cash	770	764
Goodwill	696,809	696,809
Property, plant and mine development	5,124,758	5,106,036
Other assets	81,358	74,163
Total assets	$7,397,269	$7,107,951
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,677	$228,566
Reclamation provision	11,251	9,193
Interest payable	26,379	14,242
Income taxes payable	31,714	35,070
Finance lease obligations	5,089	5,535
Current portion of long-term debt	130,013	129,896
Fair value of derivative financial instruments	223	1,120
Total current liabilities	420,346	423,622
Non-current liabilities:
Long-term debt	1,073,359	1,072,790
Reclamation provision	269,629	265,308
Deferred income and mining tax liabilities	822,265	819,562
Other liabilities	33,168	34,195
Total liabilities	2,618,767	2,615,477
EQUITY
Common shares:
Outstanding — 231,081,041 common shares issued, less 868,101 shares held in trust	5,205,803	4,987,694
Stock options	184,409	179,852
Contributed surplus	37,254	37,254
Deficit	(690,859)	(744,453)
Accumulated other comprehensive income	41,895	32,127
Total equity	4,778,502	4,492,474
Total liabilities and equity	$7,397,269	$7,107,951

AGNICO EAGLE MINES UNWED
CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
REVENUES
Revenues from mining operations	$547,459	$490,531

COSTS, EXPENSES AND OTHER INCOME
Production(i)	240,339	243,973
Exploration and corporate development	25,313	28,385
Amortization of property, plant and mine development	132,509	145,631
General and administrative	30,754	24,823
Finance costs	19,706	17,801
Gain on derivative financial instruments	(3,800)	(9,621)
Gain on sale of available-for-sale securities	(76)	(119)
Environmental remediation	328	5,093
Foreign currency translation loss	852	6,770
Other (income) expenses	(1,113)	598
Income before income and mining taxes	102,647	27,197
Income and mining taxes expense (recovery)	26,697	(591)
Net income for the period	$75,950	$27,788

Net income per share — basic	$0.33	$0.13
Net income per share — diluted	$0.33	$0.13

Weighted average number of common shares outstanding (in thousands):
Basic	226,883	219,681
Diluted	229,345	221,906

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
OPERATING ACTIVITIES
Net income for the period	$75,950	$27,788
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	132,509	145,631
Deferred income and mining taxes	531	(16,986)
Gain on sale of available-for-sale securities	(76)	(119)
Stock-based compensation	15,390	9,786
Foreign currency translation loss	852	6,770
Other	(111)	(4,159)
Adjustment for settlement of reclamation provision	(306)	(1,232)
Changes in non-cash working capital balances:
Trade receivables	(1,428)	2,073
Income taxes	(3,803)	(13,724)
Inventories	7,936	24,611
Other current assets	5,219	4,020
Accounts payable and accrued liabilities	(21,159)	(46,336)
Interest payable	11,107	7,581
Cash provided by operating activities	222,611	145,704

INVESTING ACTIVITIES
Additions to property, plant and mine development	(128,639)	(100,694)
Net (purchases) sales of short-term investments	(2,721)	2,235
Net proceeds from sale of available-for-sale securities and other investments	191	299
Purchases of available-for-sale securities and other investments	(22,537)	(9,445)
Decrease in restricted cash	19	10
Cash used in investing activities	(153,687)	(107,595)

FINANCING ACTIVITIES
Dividends paid	(19,458)	(14,846)
Repayment of finance lease obligations	(1,682)	(2,514)
Proceeds from long-term debt	—	75,000
Repayment of long-term debt	—	(130,000)
Repurchase of common shares for stock-based compensation plans	(24,238)	(14,895)
Proceeds on exercise of stock options	10,913	64,424
Common shares issued	216,036	21,243
Cash provided by (used in) financing activities	181,571	(1,588)
Effect of exchange rate changes on cash and cash equivalents	2,718	2,075
Net increase in cash and cash equivalents during the period	253,213	38,596
Cash and cash equivalents, beginning of period	539,974	124,150
Cash and cash equivalents, end of period	$793,187	$162,746

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,867	$8,880
Income and mining taxes paid	$30,363	$53,317

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORNIANCE MEASURES
(thousands of United States dollars, except where noted)
(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended
(thousands of United States dollars)	March 31, 2017	March 31, 2016
LaRonde mine	$44,365	$45,854
Lapa mine	12,887	12,784
Goldex mine	16,865	15,732
Meadowbank mine	53,978	52,210
Canadian Malartic mine(i)	32,501	40,814
Kittila mine	35,919	36,027
Pinos Altos mine	23,732	23,856
Creston Mascota deposit at Pinos Altos	6,978	5,781
La India mine	13,114	10,915
Production costs per the condensed interim consolidated statements of income	$240,339	$243,973

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne (iii) by Mine

LaRonde Mine
Per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		78,912		75,337

Production costs	$44,365	$562	$45,854	$609
Inventory and other adjustments(iv)	7,840	100	4,619	61
Cash operating costs (co-product basis)	$52,205	$662	$50,473	$670
By-product metal revenues	(15,585)	(198)	(10,646)	(141)
Cash operating costs (by-product basis)	$36,620	$464	$39,827	$529

LaRonde Mine
Per Tonne(iii)

	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			559				577

Production costs	$44,365		$79		$45,854		$79
Production costs (C$)	C$	59,224	C$	106	C$	60,732	C$	105
Inventory and other adjustments (C$)(v)	1,496		3		(1,504)		(2)
Minesite operating costs (C$)	C$	60,720	C$	109	C$	59,228	C$	103

Lapa Mine
Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,360		21,709

Production costs	$12,887	$839	$12,784	$589
Inventory and other adjustments(iv)	242	16	1,727	79
Cash operating costs (co-product basis)	$13,129	$855	$14,511	$668
By-product metal revenues	(14)	(1)	(13)	—
Cash operating costs (by-product basis)	$13,115	$854	$14,498	$668

Lapa Mine
Per Tonne(iii)

	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			130				161

Production costs	$12,887		$99		$12,784		$79
Production costs (C$)	C$	17,259	C$	133	C$	17,516	C$	109
Inventory and other adjustments (C$)(v)	61		1		1,965		12
Minesite operating costs (C$)	C$	17,320	C$	134	C$	19,481	C$	121

Goldex Mine

Per Ounce of Gold Produced(ii)(vi)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Adjusted gold production (ounces)		30,276		32,340

Production costs	$16,865	$557	$15,732	$486
Inventory and other adjustments(iv)	(752)	(25)	624	20
Cash operating costs (co-product basis)	$16,113	$532	$16,356	$506
By-product metal revenues	(8)	—	(6)	—
Cash operating. costs (by-product basis)	$16,105	$532	$16,350	$506

Goldex Mine
Per Tonne(iii)(vii)

	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Adjusted tonnes of ore milled (thousands of tonnes)			584				636

Production costs		$16,865		$29		$15,732		$25
Production costs (C$)	C$	22,303	C$	38	C$	21,364	C$	34
Inventor- and other adjustments (C$)(v)	(973)		(1)		342		—
Minesite operating costs (C$)	C$	21,330	C$	37	C$	21,706	C$	34

Meadowbank Mine
Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		85,370		72,311

Production costs	$53,978	$632	$52,210	$722
Inventory and other adjustments(iv)	(2,515)	(29)	5,446	75
Cash operating costs (co-product basis)	$51,463	$603	$57,656	$797
By-product metal revenues	(1,107)	(13)	(659)	(9)
Cash operating costs (by-product basis)	$50,356	$590	$56,997	$788

Meadowbank Mine
Per Tonne(iii)

	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			926				946

Production costs	$53,978		$58			$52,210		$55
Production costs (C$)	C$	71,414	C$	77	C$	69,120	C$	73
Inventory and other adjustments (C$)(v)	(3,141)		(3)		3,938		4
Minesite operating costs (C$)	C$	68,273	C$	74	C$	73,058	C$	77

Canadian Malartic Mine
Per Ounce of Gold Produced(i)(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		71,382		73,613

Production costs	$32,501	$455	$40,814	$554
Inventory and other adjustments(iv)	8,564	120	1,309	18
Cash operating costs (co-product basis)	$41,065	$575	$42,123	$572
By-product metal revenues	(1,354)	(19)	(1,095)	(15)
Cash operating costs (by-product basis)	$39,711	$556	$41,028	$557

Canadian Malartic Mine

Per Tonne(i)(iii)

	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			2,433				2,380

Production costs	$32,501		$13		$40,814		$17
Production costs (C$)	C$	42,996	C$	18	C$	50,594	C$	21
Inventor- and other adjustments (C$)(v)	11,133		4		6,951		3
Minesite operating costs (C$)	C$	54,129	C$	22	C$	57,545	C$	24

Kittila Mine

Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		51,621		48,127

Production costs	$35,919	$696	$36,027	$749
Inventory and other adjustments(iv)	(1,392)	(27)	(1,024)	(22)
Cash operating costs (co-product basis)	$34,527	$669	$35,003	$727
By-product metal revenues	(46)	(1)	(47)	(1)
Cash operating costs (by-product basis)	$34,481	$668	$34,956	$726

Kittila Mine

Per Tonne(iii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		423		432

Production costs	$35,919	$85	$36,027	$83
Production costs (€)	€33,104	€78	€32,202	€75
Inventory and other adjustments (€)(v)	(1,340)	(3)	(1,093)	(3)
Minesite operating costs (€)	€31,764	€75	€31,109	€72

Pinos Altos Mine

Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		45,360		48,117

Production costs	$23,732	$523	$23,856	$496
Inventory and other adjustments(iv)	3,211	71	1,635	34
Cash operating costs (co-product basis)	$26,943	$594	$25,491	$530
By-product metal revenues	(10,695)	(236)	(8,972)	(187)
Cash operating costs (by-product basis)	$16,248	$358	$16,519	$343

Pinos Altos Mine
Per Tonne(iii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		553		502

Production costs	$23,732	$43	$23,856	$48
Inventory and other adjustments(v)	2,841	5	1,296	2
Minesite operating costs	$26,573	$48	$25,152	$50

Creston Mascota deposit at Pinos Altos

Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		11,244		11,551

Production costs	$6,978	$621	$5,781	$500
Inventory and other adjustments(iv)	(31)	(3)	310	27
Cash operating costs (co-product basis)	$6,947	$618	$6,091	$527
By-product metal revenues	(1,044)	(93)	(782)	(67)
Cash operating costs (by-product basis)	$5,903	$525	$5,309	$460

Creston Mascota deposit at Pinos Altos

Per Tonne(iii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		524		516

Production costs	$6,978	$13	$5,781	$11
Inventory and other adjustments(v)	(95)	—	195	1
Minesite operating costs	$6,883	$13	$5,976	$12

La India Mine
Per Ounce of Gold Produced(ii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)(ii)		26,296		28,231

Production costs	$13,114	$499	$10,915	$387
Inventory and other adjustments(iv)	686	26	1,054	37
Cash operating costs (co-product basis)	$13,800	$525	$11,969	$424
By-product metal revenues	(2,280)	(87)	(1,796)	(64)
Cash operating costs (by-product basis)	$11,520	$438	$10,173	$360

La India Mine
Per Tonne(iii)

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,402		1,396

Production costs	$13,114	$9	$10,915	$8
Inventory and other adjustments(v)	369	1	819	—
Minesite operating costs	$13,483	$10	$11,134	$8

Notes:

(i) On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by. product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi) The Goldex mine’s per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(vii) The Goldex mine’s per tonne calculations exclude 57,730 tonnes and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2017	Three Months Faded March 31, 2016
Production costs per the condensed interim consolidated
statements of income (thousands of United States dollars)	$240.339	$243.973
Adjusted gold production (ounces)(i)	415,821	411,336
Production costs per ounce of adjusted gold productions(i)	$578	$593
Adjustments:
Inventory and other adjustments(ii)	38	38
Total cash costs per ounce of gold produced (co-product basis)(iii)	$616	$631
By-product metal revenues	(77)	(58)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$539	$573
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	125	161
General and administrative expenses (including stock options)	74	60
Non-cash reclamation provision and other	3	3
All-in sustaining costs per ounce of gold produced (by-product basis)	741	797
By-product metal revenues	77	58
All-in sustaining costs per ounce of gold produced (co-product basis)	818	855

Notes:

(i) The Company’s per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Goldex mine’s Deep 1 zone which were produced prior to the achievement of commercial production.

(ii) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.